July 26, 2006


United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Washington, DC 20549-7010
USA

     Re:   B & D Food Corp.
           Form 10-KSB for Fiscal Year Ended December 31, 2005
           Filed March 31, 2006
           File No. 0-21247

Ladies and Gentlemen:

This letter sets forth the responses of B&D Food Corp. (the "Company") to the Staff's comments in the letter dated July 19, 2006 from Karl Hiller, Branch Chief, relating to the filing listed above (the "Letter").

Form 10-KSB for the Year Ended December 31, 2005
------------------------------------------------

Financial Statements
--------------------

Audit Opinion, Page F-2
-----------------------

Response To Staff Comment No. 1

         We will comply with this comment and change our auditors to engage another registered public accounting firm that will be more appropriate to our circumstances. As discussed on Tuesday, July 25, 2006 with the Staff, due to the significant problems with making this change effective for our second quarter Form 10-QSB given where we are already in performing review procedures, we will make this change effective beginning with our September 30, 2006 Form 10-QSB. We understand that this is acceptable to the Staff.

         As soon as practicable we will start looking for another public accounting firm as requested. We will consider U.S. accounting firms. In addition, because all of the key members of our management and our major shareholders are Israeli residents, we have a significant connection to Israel and we believe that an Israeli accounting firm which is recognized by the SEC, as well as registered with the PCAOB, might well be appropriate to our circumstances. If we intend to engage an accounting firm based in Israel we will refer to the guidance noted in your comment. We understand from our discussion that, depending on the circumstances and the firm's qualifications, an Israeli firm could potentially be acceptable to the Staff. Before we engage a new accounting firm the Company will confer with the Staff.

Note 1 - General, Page F-7
--------------------------

Response To Staff Comment No. 2

         Livorno Investments S.A ("Livorno") was the majority owner of BDFC Brazil Alimentos Ltda ("BDFC"). BDFC is a Brazilian limited liability company ("LLC").

         On the advice of its Brazilian legal counsel, the Company believes as follows: According to the Brazilian law, in an LLC all shares are the same and there can no be shares with preferential rights (such as preferred stock). Nevertheless, according to Articles 1052 - 1087 of the Brazilian civil code, Law 10406 of January 10, 2002, where a holder of shares holds at least 75% of all shares, such holder automatically has statutory rights to manage the company, in much the same way that a "member-managed" U.S. limited liability company would have the right to manage the company or that a shareholder holding at least 90% of the stock of a subsidiary generally has the right to cause a short form merger without consent of the subsidiary. These management rights (which include general rights of management regarding the business, capital raising, major transactions or liquidations) do not include a preferential right to assets upon liquidation. For these reasons, the Company does not believe that these statutory management rights constitute "preferred stock" for accounting purposes.

         When the Company acquired from Livorno more then 75% of BDFC, it automatically became entitled to the statutory management rights, as described above. The convertible note that was issued to Livorno was in consideration of acquiring the stock of BDFC, which stock also included these statutory management rights as an inseparable part of the total consideration for the acquisition of BDFC. The Company did not bargain for these statutory management rights in addition to the stock it acquired.

         In the history section in page 7 of the Form 10-KSB, the Company intended the disclosure to explain that the issuance of the convertible note to Livorno was in consideration of BDFC's stock, which stock included these statutory management rights. The Company used the term "preferred stock," but upon review the Company believes this term was unintentionally confusing. In order to avoid any misunderstandings we will make it clear in our future filings that BDFC had no outstanding preferred stock, and instead will use a more appropriate term to refer to BDFC's stock and/or properly explain the nature of these statutory management rights to enhance clarity of disclose.

The Company acknowledges that:

   - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours very truly

/s/ Yaron Arbell
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Yaron Arbell, Chief Executive Officer
B & D Food Corp.